# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIGNING DAY SPORTS, INC., CIK 0001898474
CUSIP: 82670R305
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona (AZ), 85255
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001972305
Persons authorized to receive notices and communications: Daniel D. Nelson, c/o Signing Day Sports, Inc., 8355 East Hartford Rd. Suite 100, Scottsdale, Arizona (AZ), 85255, (480) 220-6814

## Reporting persons
- Daniel D. Nelson (CIK 0001972305): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,103; sole dispositive power 0; shared dispositive power 35,103; aggregate amount beneficially owned 35,103 (0.9% of the class)
- Jodi B. Nelson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,103; sole dispositive power 0; shared dispositive power 35,103; aggregate amount beneficially owned 35,103 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SIGNING DAY SPORTS, INC.
Address of issuer's principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona (AZ), 85255
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed on October 21, 2024 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D. Unless otherwise noted, the share and per share information in this Amendment No. 1 have been adjusted to give effect to the one-for-five (1-for-5) reverse stock split of the outstanding common stock which became effective on April 14, 2023, and the one-for-forty-eight (1-for-48) reverse stock split of the outstanding common stock which became effective on November 16, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The information provided in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) is amended and supplemented as follows:

Each of the Reporting Persons is the beneficial owner of a total of 35,103 shares of common stock, representing 0.9% of the outstanding shares of common stock of the Issuer based on 3,897,781 shares of common stock outstanding as of May 27, 2025. The shares of common stock beneficially owned consist of (i) 1,042 shares of common stock held by Daniel D. Nelson, (ii) 31,247 shares of common stock held by the Nelson Trust, and (iii) 2,814 shares of common stock issuable upon the exercise of options held by Daniel D. Nelson. Daniel D. Nelson and Jodi B. Nelson, who is the spouse of Mr. Nelson, are the co-trustees of the Nelson Trust. Mr. Nelson is deemed to beneficially own the shares of common stock beneficially owned by the Nelson Trust and have shared voting and dispositive power with Ms. Nelson over its shares. Mr. Nelson and Ms. Nelson also have shared voting and dispositive power over the shares of common stock that may be purchased by exercise of Mr. Nelson's stock options.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) is amended and supplemented as follows:

Each of the Reporting Persons has shared voting and dispositive power over the shares of common stock that are beneficially owned by either of the Reporting Persons.
Transactions in the class effected during the past sixty days:
This Item 5(c) is amended and supplemented as follows:

On April 8, 2025, Daniel D. Nelson transferred 30,830 shares of common stock to the Nelson Trust for no consideration.

Except as described in this Amendment No. 1, the Reporting Persons have not effected any transactions in the common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 26, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 is supplemented as follows:

On May 27, 2025, the Issuer entered into a Business Combination Agreement (the "Business Combination Agreement") with BlockchAIn Digital Infrastructure, Inc., a Delaware corporation ("Holdings"), One Blockchain LLC, a Delaware limited liability company ("One Blockchain"), BCDI Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Holdings ("Merger Sub I"), and BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings ("Merger Sub II"), whereby, upon the terms and subject to the conditions set forth therein, the parties will effect a business combination transaction in which: (a) Merger Sub I will merge with and into the Issuer (the "First Merger"), with the Issuer surviving the First Merger as a direct wholly owned subsidiary of Holdings; and (b) Merger Sub II will merge with and into One Blockchain (the "Second Merger," and, together with the First Merger, the "Mergers," and the Mergers together with the other transactions contemplated by the Business Combination Agreement, the "Transactions"), with One Blockchain surviving the Second Merger as a direct wholly owned subsidiary of Holdings.

Pursuant to and concurrently with the execution of the Business Combination Agreement, on May 27, 2025, Daniel D. Nelson and certain other stockholders of the Issuer collectively owning approximately 1.4% of the issued and outstanding shares of common stock entered into a Voting and Support Agreement (the "Voting and Support Agreement") with Holdings and the Issuer. Pursuant to the Voting and Support Agreement, among other things, each such stockholder agreed, on the terms and subject to the conditions set forth therein, (i) to vote all of their respective voting shares in the Issuer, in favor of the approval of the Transactions, (ii) not vote for any Alternative Transaction (as defined in the Business Combination Agreement) or any proposal or offer that constitutes or could reasonably be expected to lead to an Alternative Transaction or cause a breach or failure to satisfy a closing condition of the Business Combination Agreement. The Voting and Support Agreement provides for the appointment of the Issuer as each stockholder party's proxy to attend a meeting of the Issuer's stockholders to be held to approve the Transactions and related proposals and vote in accordance with the requirements of the Voting and Support Agreement. In addition, the Voting and Support Agreement provides that each of the stockholder parties will not transfer such party's shares of common stock, or take certain actions relating to the voting or transfer of its shares of common stock, subject to certain exceptions. The Voting and Support Agreement will terminate upon the earlier of the closing of the Mergers (the "Closing") or the termination of the Business Combination Agreement prior to the Closing in accordance with its terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and supplemented as follows:

Exhibit 17 Business Combination Agreement, dated as of May 27, 2025, among Signing Day Sports, Inc., BlockchAIn Digital Infrastructure, Inc., One Blockchain LLC, BCDI Merger Sub I Inc., and BCDI Merger Sub II LLC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2025 by Signing Day Sports, Inc.)

Exhibit 18 Voting and Support Agreement, dated as of May 27, 2025, among Blockchain Digital Infrastructure, Inc., Signing Day Sports, Inc. and certain stockholders of Signing Day Sports, Inc., dated as of May 27, 2025 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2025 by Signing Day Sports, Inc.)

## Signatures
- Daniel D. Nelson: /s/ Daniel D. Nelson, Daniel D. Nelson (05/29/2025)
- Jodi B. Nelson: /s/ Jodi B. Nelson, Jodi B. Nelson (05/29/2025)